Exhibit 99.1

ACQUISITION AGREEMENT
This acquisition agreement (the "Agreement") is entered into on this 3rd day of April, 2014 between:
(1)	FRONTLINE 2012 LTD., a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontline");
and
(2)	KNIGHTSBRIDGE TANKERS LIMITED a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("KTL""),
(hereinafter collectively referred to as the "Parties" and, each, as a "Party"). WHEREAS:
(A)	Frontline is the owner of all of the issued shares in Frontfleet IV Ltd. ("Frontfleet").
(B)	As at the date hereof, Frontfleet is the owner of all of the issued shares of 5 single purpose companies incorporated under the laws of the Republic of Liberia, the names, number of shares in issue and paid in share capital of which are set out in Schedule 1 hereto (the "Companies" and each a "Company").
(C)	The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts") as briefly described in Schedule 2. The Shipbuilding Contracts have been entered into with China Shipbuilding Trading Company Limited of the People's Republic of China ("CSTC") and Shanghai Waigaoqiao Shipbuilding Company Limited of the People's Republic of China ("SWS") (CSTC and SWS are hereinafter collectively referred to as the "Yard"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one 180,000 DWT Bulk Carrier identified by the hull no. set out in Schedule 2 (the "Newbuilds" and each a "Newbuild").
(D)	Each Company has paid pre-delivery instalments under the Shipbuilding Contract to which it is a party in the aggregate amount set out in Schedule 2 (the "Paid Instalments").
(E)	Modifications and extras agreed with the Yard beyond the specifications set forth in the Shipbuilding Contracts (the "Extra Items") at the cost set out in Schedule 2 (the "Extra Costs") are payable to the Yard together with the delivery instalment for each Newbuild.
(F)	The Companies have financed the Paid Instalments by intra-group loans from Frontline in the amounts, as of the date hereof, set out in Schedule 1 (the "Intra-Group Loans").
(G)	Each of the Companies has, prior to the payment of each Paid Instalment, received a refund guarantee in a matching amount (the "Refund Guarantees").
(H)	Frontfleet is party to a commission agreement in respect of each Shipbuilding Contract pursuant to which Frontfleet is entitled to receive a commission representing 1% of the contract price under the relevant Shipbuilding Contract from the relevant Yard, payable together with each instalment (the "Commission Agreements"). Commission payments have been received in respect of the Paid Instalments.
(I)	Pursuant to the terms of the Shipbuilding Contracts, Frontfleet has issued guarantees in favour of the Yard for the performance of each Company's pre-delivery payment obligations under the Shipbuilding Contract to which each such Company is a party (the "Performance Guarantees").
(J)	The Parties have agreed that KTL shall acquire all of the issued shares in the Companies (the "Shares") from Frontline following Frontline's acquisition thereof from Frontfleet, the conversion of the Intra-Group Loans to equity in the Companies and the contribution by Frontline of further equity capital in the amounts set forth in Schedule 1, in exchange for new shares in KTL.
(K)	Karpasia Shipping Inc., an affiliate of Frontline ("Karpasia"), is the owner of the capesize bulk carrier M/V "Bulk China", delivered from Orient Shipyard Co. in March 2013 ("Bulk China").
(L)	Karpasia has, on the date hereof, agreed the terms of a sale of Bulk China to KTL's wholly owned subsidiary, KTL Bromley Inc. ("Bromley"), such terms being set out in a memorandum of agreement of even date herewith (the "Bulk China MoA").
(M)	KTL has, in order to part finance the acquisition of Bulk China, offered Hemen Holding Ltd., Frontline's major shareholder ("Hemen"), the opportunity to subscribe for 3,100,000 new shares in KTL at a subscription price of USD 10 per share, an offer Hemen has accepted (the "Subscription").
(N)	Karpasia, Bromley, KTL and Hemen have, on the date hereof, agreed that Hemen shall acquire and assume Karpasia's claim for payment against Bromley under the Bulk China MoA and use such claim for payment to settle its obligation pursuant to the Subscription (the "Bulk China Settlement Agreement"), pursuant to the terms set forth therein.
(0)	The closing of the sale of Bulk China to Bromley (the "Bulk China Closing") shall be conditioned on the consummation of the Closing (as defined herein) of this Agreement.
NOW THEREFORE, it is hereby agreed as follows:
1.	PREPARATORY STEPS
1.1	Frontline undertakes to acquire all of the Shares from Frontfleet and thus become the sole owner of the Shares.
1.2	Following closing of the transaction set forth in Clause 1.1, Frontline undertakes to convert the Intra-Group Loans to equity capital in the Companies.
1.3	Correspondingly with the conversion of the Intra-Group Loans to equity in the Companies, Frontline undertakes to contribute further amounts in cash to the equity capital of the Companies. The amount to be contributed to each Company is set out in Schedule 1 hereto.
2.	SALE OF THE SHARES
2.1	Frontline hereby agrees to sell and KTL hereby agrees to purchase the Shares.
2.2	The Shares shall be delivered and transferred by Frontline to KTL on the Closing Date (as defined below), free of encumbrances and otherwise in accordance with the terms of this Agreement.

3.	VALUATION - CONSIDERATION
3.1	Valuation
The Parties agree that the fair market value of each Newbuild at its delivery will be USD 61,000,000 and have thus agreed to use this in the valuation of the equity capital of each of the Companies.
The Parties further agree that the Companies shall be acquired based on having a net debt of no more than USD 30,000,000 per Company as of the Closing Date. Specifically, "net debt" shall reflect the amount by which each Company's Remaining Capex (as defined and set forth in Schedule 2) exceeds the amount of cash held by such Company on the Closing Date.
3.2	Consideration
The Parties agree that the aggregate purchase price for the Shares shall be USD 155,000,000 (the "Consideration").
3.3	Settlement
3.3.1	The Consideration shall be settled by way of the issue of new shares in KTL by KTL to Frontline (the "Consideration Shares"). The subscription price for the Consideration Shares shall be USD 10.00 per share (the "Subscription Price").
The number of Consideration Shares to be subscribed shall be 15,500,000.
3.3.2	KTL hereby warrants to Frontline that it has sufficient unissued shares to issue the Consideration Shares to Frontline as set forth above, and that no approval is required from the shareholders of KTL for the issue of the same to Frontline,
4.	PERFORMANCE GUARANTEES
4.1	Frontline hereby procures that Frontfleet shall continue the Performance Guarantees until delivery of each Newbuild In accordance with the terms of the relevant Shipbuilding Contract.
Frontfleet shall receive no compensation for such continuation from KTL or the Companies.
4.2	KTL hereby irrevocably, absolutely and unconditionally agrees to indemnify and hold Frontfleet harmless, against any amount claimed by the Yard from Frontfleet under the Performance Guarantees as a consequence of a breach or default by any of the Companies under the Shipbuilding Contract to which it is a party after the Closing Date.
5.	CONDITIONS PRECEDENT
5.1	Closing of the transaction envisaged by this Agreement (the "Closing") shall be conditional on the following:
(i)	KTL having received certified photocopies of the articles of incorporation, by-laws and all other corporate records (including any amendments thereto) and a secretary's certificate confirming the officers, the composition of the board, and the number of shares in issue for each Company and the recorded ownership thereof by Frontline;
(ii)	KTL having received a secretary's certificate in respect of each Company attaching certified photocopies of the documentation of Frontline's acquisition of all of the Shares from Frontfleet, the conversion of the Intra-Group Loans to equity and the contribution of further equity capital to the Companies by Frontline, in each case as set out in Clause 1;

(iii)	KTL having received certified photocopies of each Shipbuilding Contract (which shall include specifications, the general arrangement drawing, mid-ship section drawing and maker's list), the Performance Guarantees, the Refund Guarantees and any and all amendments thereto and a list Identifying the Extra Items in respect of each Newbuild;
(iv)	tcri. having confirmed to the Seller that the documents received under (i) through (iii) are acceptable;
(v)	the Parties having agreed the standard terms of the Construction Supervision Agreements (as defined in Clause 12.1 below);
(vi)	the Parties and Hemen having agreed the terms of the Registration Rights Agreement (as defined in Clause 10.1 below);
(vii)	the receipt by KTL's board of directors of a written opinion from its financial advisor to the effect that the consideration paid by KTL to Frontline pursuant to this Agreement, and to Karpasia (and Hemen, as an assignee of Karpasia's claim for payment against Bromley under the Bulk China MoA) in connection with the acquisition of Bulk China, is fair to KTUs shareholders from a financial point of view;
(viii)	the absence of pending or threatened material and adverse litigation against the Companies or the transactions described herein;
(ix)	the absence of any material adverse change in the business, operations, results of operations, customer or supplier relations, assets, liabilities or financial condition of the Companies or the Yard;
(x)	the receipt by KTL of a letter from Frontline Management (Bermuda) Ltd., substantially in the form attached hereto as Exhibit A, confirming that no commission will be claimed under its management agreement with KTL as a consequence of the transaction described herein and the purchase by Bromley of Bulk China;
(xi)	all warranties of the Parties set out herein being true and accurate and all covenants of the Parties having been performed, in all material respects, as of the Closing Date;
(xii)	the Bulk China MoA and the Bulk China Settlement Agreement having been executed by the parties thereto as of the date hereof;
(xiii)	KTL having carried out all steps required under applicable laws and regulations for the issue of the Consideration Shares; and
(xiv)	all third party consents and corporate approvals relevant to the execution and completion of this Agreement and the issue of the Consideration Shares having been obtained by the Parties.
5.2	The Parties undertake, to the best of their abilities, to do all things that may be necessary, proper or advisable in order to consummate and give effect as promptly as practicable to the steps required to facilitate Closing in the period from the date hereof until the Closing Date (as defined below).

6.	CLOSING
6.1	Closing shall take place without a physical meeting (but co-ordinated from the offices of Wiersholm in Oslo, Norway) on the date 2 banking days (in Oslo and New York) after the date all the conditions set forth in Clause 5.1 have been satisfied or waived) (the "Closing Date").
6.2	The following steps shall take place in order to complete the Closing:
(i)	the Parties shall confirm that all conditions precedent referred to in Clause 5.1 have been complied with or waived;
(ii)	Frontline shall deliver the certificates evidencing ownership of the Shares in the Companies to KTL, duly endorsed for transfer;
(iii)	KTL shall issue the Consideration Shares to Frontline as fully paid shares;
(iv)	Mr. Ola Lorentzon shall be appointed a director in each of the Companies; and
(v)	the Registration Rights Agreement (as defined in Clause 10.1 below) shall be executed by the Parties and Hemen.
7.	WARRANTIES
7.1	Frontline hereby warrants to KTL as of the date hereof and as of the Closing Date that:
(i)	as of the Closing Date, Frontline is the sole, beneficial and registered owner of the Shares;
(ii)	the execution and delivery or performance of this Agreement and any other document to be executed in connection with this Agreement will not (a) conflict with or breach any provision of the organizational documents of any of the Companies, (b) constitute a default under any agreement by which the Companies are bound or entitle any party to any such agreement to terminate or modify the agreement or (c) cause any Company to be required to make any payment which it would not otherwise have been required to make;
(iii)	the Shares, which are described in Schedule 1, represent all of the authorised capital stock of the Companies, and are duly authorised, validly issued, fully paid and non-assessable, and there are no other rights, agreements or commitments relating to the Shares or any other securities issued by the Companies;
(iv)	the Shares will be transferred to KTL free of encumbrances;
(v)	each Company is duly organised, validly existing and in good standing under the laws of Liberia;
(vi)	the Companies have no liabilities or obligations, whether reflected in their balance sheets or not, other than those arising from the Shipbuilding Contracts (including the Remaining Capex);
(vii)	the Companies have no assets, whether reflected in their balance sheets or not, other than their rights under the Shipbuilding Contracts (including the Paid Instalments), the Refund Guarantees and cash on deposit;

(viii)	as a consequence of (iii) and (iv), the net debt of each Company as of the Closing Date Is USD 30,000,000 or less;
(ix)	each Company has good and valid title to its Shipbuilding Contract, free and clear of any encumbrances and has performed all its obligations thereunder as have been required to be performed by it to date;

(x)	no Company is in default under Its Shipbuilding Contract;
(xi)	to the best of Its knowledge, all parties to the Shipbuilding Contracts and the Refund Guarantees are in compliance with the terms thereof;

(xii)	each Shipbuilding Contract and Refund Guarantee is in full force and effect and is enforceable against the parties thereto in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(xiii)	no consent or other action is required in order for the Shipbuilding Contracts and Refund Guarantees to remain in full force and effect after Closing;

(xiv)	certified photocopies of each Shipbuilding Contract and Refund Guarantee (including any amendments thereto) have been delivered to KTL;
(xv)	there have been no amendments to the Shipbuilding Contracts that has not been accepted by the provider of the Refund Guarantees;

(xvi)	the Paid Instalments have been paid in full and the Refund Guarantees securing the repayment thereof were received in advance of payment thereof in the form agreed in the relevant Shipbuilding Contract;
(xvii)	there is no accrued right of a provider of a Refund Guarantee to terminate such Refund Guarantee;

(xviii)	set forth on Schedule 3 hereto is a list of the Extra Items relevant to each Newbuild;
(xix)	no power of attorney or similar authorization given by a Company presently is in effect or outstanding;
(xx)	there are no legal proceedings or orders pending, or to the best of Frontline's knowledge, threatened, against any Company or relating to any Company's properties or assets, or which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;
(xxi)	no Company, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Company, has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee;
(xxii)	a list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of each Company showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories has been delivered to KTL;
(xxiii)	each Company is in compliance, and is now complying, in all material respects with all applicable laws (including environmental laws) applicable to it or its business, properties or assets;
(xxiv)	no tax returns are, or have ever been, required to be filed by, or with respect to, any Company, and the Companies do not have and will not have any tax liability for any time at or prior to the Closing; and
(xxv)	neither Frontline nor any company or entity affiliated to it has or will, subsequent to Closing, have any claim against any of the Companies.
7.2	KTL acknowledges and accepts that Frontline makes no warranties regarding the technical specifications or suitability for use of the Newbuilds or the quality of workmanship of the Yard and its suppliers in respect of the Newbuilds.
7.3	Each Party hereby warrants to the other as of the date hereof and as of the Closing Date that:
(i)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed;
(ii)	it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;
(iii)	this Agreement has been duly authorised, executed and delivered by it and constitutes the valid and binding obligations of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(iv)	the execution, delivery and performance by such Party of this Agreement does not and will not, violate any law, breach its organizational documents or any agreement to which it is a party, or result in any lien on its assets;
(v)	all consents, approvals or authorisations of or registrations, filings or declarations with any governmental authority or any other person required in connection with the execution, delivery and performance by such Party of this Agreement have been obtained;
(vi)	there are no legal proceedings or orders pending, or to the best of such Party's knowledge, threatened against such Party or relating to any of its properties or assets which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;
(vii)	neither such Party nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Party has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee; and

(viii)	no broker or finder has acted for such Party in connection with this Agreement or the transactions contemplated hereby and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of such Party.
8.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS
8.1	Compensation for breach
Frontline shall compensate KTL for any loss, on a USD for USD basis, which KTL or any Company suffers or incurs as a result of any breach of any of Frontline's warranties under this Agreement, Including any loss arising from any reduction of the value of the Shares. Frontline's obligation to compensate KTL for any such breach shall not be conditional upon any negligence on the part of Frontline nor upon the breach falling within Frontline's control.
8.2	Mitigation of losses
KTL shall use commercially reasonable efforts to mitigate any loss and to cause each Company to mitigate any loss.
8.3	Exclusion of losses
Frontline is not liable to KTL under Clause 8.1 for any loss:
(i)	to the extent it arises solely as a result of an intentional act of or comission by KTL after Closing;
(ii)	to the extent the loss occurs solely as a result of any legislation not in force at the date hereof or any change of law which comes into force after the date hereof and (in each case) which could not reasonably have been foreseen at the date hereof; or
(iii)	which is contingent unless and until the contingent liability becomes an unconditional liability, provided that this shall not be interpreted so as to prevent KTL from meeting the time limitations set out in Clause 8.4 by notifying Frontline of a potential claim relating to any contingent liability.
8.4	Time limitations
Frontline shall have no liability for any loss arising from a breach of any of Frontline's warranties under this Agreement unless KTL has notified Frontline of the claim on or before the date falling twelve months after Closing.
Notwithstanding the preceding paragraph, the notice of a claim based on a breach of Frontline's warranty in Clauses 7.1 (i) through 7.1 (viii), 7.1 (ix) (solely in respect of each Company having good and valid title to its Shipbuilding Contract, free and clear of any encumbrances), 7.1 (xxiv), 7.3 (i) through (iii), and 7.3 (viii) may be made at any time after Closing.
8.5	Recovery from third parties
If payment is made by Frontline to KTL under this Clause 8, and KTL or any Company recovers from a third party (including under a policy of insurance) an amount that is referable to the loss for which Frontline has paid compensation, KTL shall repay or procure the payment to Frontline of the amount recovered from the third party less the expenses incurred by KTL in connection with the recovery.

8.6	No limitations for fraud etc.
The limitations of Frontline's liabilities set out herein do not apply in the event of intentional misrepresentation, fraud or gross negligence on the part of Frontline.
8.7	No other remedies for breach of Frontline's warranties
Save as provided otherwise in this Agreement, the remedies provided for in this Clause 8 shall exclude any other claim for damages, reduction of the Consideration or any other remedy against Frontline which could otherwise be available by applicable law for any breach of any of Frontline's warranties. For the avoidance of doubt, nothing in this Clause 8 shall limit KTL's Rescindment Rights as defined in Clause 14.2.
8.8	Breach of KTL's warranties
KTL shall compensate Frontline for any losses which Frontline suffers or incurs as a result of any breach of any of KTL's warranties under this Agreement. The limitations on Frontline's liability in this clause shall apply correspondingly in relation to KTL's liability for any breach of any of its warranties under this Agreement.
8.9	Breach of obligations and other undertakings
Save as provided otherwise in this Agreement, if a Party breaches any of Its obligations, representations, covenants or undertakings under this Agreement, the other Party may pursue such remedies as are available under applicable law.
9.	SUBSEQUENT ACTIONS
9.1	Frontline undertakes without delay following the Closing to:
(i)	deliver all original corporate documents relevant to the Companies to KTL;
(ii)	deliver the original Shipbuilding Contracts (together with all/any addenda thereto and any material correspondence with the Yard) to KTL; and
(iii)	deliver the Refund Guarantees to KTL as the same have been received by authenticated SWIFT messages via the Companies' bank.
9.2	As soon as reasonably practicable following the Closing, KTL undertakes to change the name of those of the Companies that are using the prefix "Front" so as to no longer use this and procure that the Companies shall assign new names, not using the prefix "Front", to the Newbuilds.
10.	REGISTRATION RIGHTS
10.1	The Parties and Karpasla shall, prior to the Closing Date, enter into a registration rights agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement") in respect of the Consideration Shares and the shares to be subscribed for in KTL by Herren (the "Hemen Shares") pursuant to the Bulk China Settlement Agreement, ensuring that the Consideration Shares and the Hemen Shares, at Frontline's request following the later of the Closing of this Agreement and the Bulk China Closing, will be registered with the SEC and thus freely tradable on NASDAQ along with KTL's issued shares.

10.2	Frontline acknowledges that the Consideration Shares, at Closing, will not be registered under the Securities Act of 1933, as amended, or any other United States state securities laws, and that the Consideration Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom.
11.	COMMISSION AGREEMENTS
11.1       The Parties agree that the benefit of the Commission Agreements shall remain with Frontfleet following Closing.
11.2	Further, the Parties agree that all commissions, rebates or refunds due to the Companies from suppliers to the Yard or suppliers of Extra Items accrued prior to the date on which Frontline contributes further equity to the Companies as per Clause 1.3 shall be for the account of Frontline.
Specifically, such claims shall be collected by Frontline Management (Bermuda) Ltd. on behalf of the Companies pursuant to the Construction Supervision Agreements and transferred directly to Frontline.
12.	CONSTRUCTION SUPERVISION
12.1	Frontline hereby procures that Frontline Management (Bermuda) Ltd., Singapore Branch, will continue to supervise the construction of the Newbuilds after the Closing on terms to be documented in a written agreement with each Company (the "Construction Supervision Agreement") to be entered into following Closing.
13.	BUSINESS AS USUAL
13.1	Frontline undertakes to support the Companies in the ordinary course in the period from the date hereof until the Closing Date and to keep KTL reasonably informed of any and all material decisions taken in respect thereof.
In particular, Frontline procures that:
(i)	the Companies shall not amend, terminate, rescind or waive any rights or benefits under any of the Shipbuilding Contracts or Refund Guarantees or enter into any other contract or commitment;
(ii)	the Companies shall not incur any new liabilities or acquire any assets or properties (including ordering any extra items pursuant to any Shipbuilding Contract);
(iii)	the Companies shall not institute or settle any litigation;
(iv)	the Companies shall not split, combine or reclassify the Shares or redeem or otherwise acquire any Shares;
(v)	neither Frontline nor any of the Companies shall issue, sell or encumber the Shares or any other capital stock of the Companies;
(vi)	the Companies shall not license, lease, assign, sell, transfer or otherwise dispose of any of their respective assets;
(vii)	the Companies shall not mortgage, grant a security interest in, pledge or otherwise subject any of its assets to an encumbrance;
(viii)	the Companies shall not amend their organisational documents;

(ix)	any instalment payable under the Shipbuilding Contracts shall be paid on the due date for payment thereof;
(x)	Frontline shall immediately notify KTL in writing upon the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any warranty of Frontline contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any failure of Frontline to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; and
(xi)	Frontline shall immediately notify KTL in writing of all other material developments affecting the assets, liabilities, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Companies;
during the period from the date hereof until Closing.
14.	TERMINATION - REVERSAL
14.1	Each of the Parties may terminate this Agreement by written notice to the other Party if:
(i)	the other Party is in material breach of its obligations and has not rectified such breach with 10 days of receipt of notice of such breach; or
(ii)	if the Closing has not taken place by 30 April 2014, provided, however, that a Party shall not be entitled to terminate this Agreement pursuant to this Clause 14.1(ii) if its intentional breach of this Agreement has prevented the satisfaction of a condition to Closing.
14.2	If any Company, following the Closing, becomes entitled to cancel its Shipbuilding Contract (whether due to a delay in the delivery of the Newbuild thereunder or otherwise) (a "Cancellation Event"), or such Shipbuilding Contract is determined to be invalid, void or unenforceable by such Company (an "Unenforceability Event"), KTL shall have the right (a "Rescindment Right") to reverse the acquisition of those of the Shares that represent the shares in such Company purchased hereunder (the "Rescindment Shares").
Such Rescindment Right is conditional on KTL's compliance with the following conditions:
(i)	KTL shall give written notice to Frontline (the "Rescindment Notice") of its decision to exercise its Rescindment Right no later than 10 days following the date KTL is notified of the Cancellation Event or Unenforceability Event, as the case may be, such Rescindment Notice to include a description of the basis for the Cancellation Event or Unenforceability Event;
(ii)	no material amendment, waiver or variations having been made to or pursuant to the relevant Shipbuilding Contract during the period from the Closing Date until the date of such Rescindment Notice other than as approved by Frontline;
(iii)	such Company having complied with all of its obligations under the relevant Shipbuilding Contract from the Closing Date until the date of such Rescindment Notice;
(iv)	no assets or commitments (other than those associated with the relevant Shipbuilding Contract) having been acquired or undertaken by the relevant Company from the Closing Date until the date of such Rescindment Notice;
(v)	no funds having been withdrawn from (whether as a dividend or otherwise) such Company (other than for the purpose of meeting its obligations under the relevant Shipbuilding Contract) during the period from the Closing Date until the date of such Rescindment Notice; and
(vi)	no changes having been made to the amount or structure of the equity capital of such Company from the Closing Date until the date of such Rescindment Notice.
Subject to such conditions being met on the date of such Rescindment Notice, on the date 5 banking days (in Oslo and New York) thereafter (the "Settlement Date"), Frontline shall purchase and KTL shall sell back, on the Settlement Date, such Rescindment Shares in consideration for a purchase price equal to the sum of (a) USD 31,000,000 plus (b) the aggregate amount of any dividends paid by KTL from the Closing Date until the Settlement Date on the Consideration Shares issued hereunder in consideration for such Rescindment Shares (the "Rescindment Dividends").
Frontline shall pay the consideration for such Rescindment Shares in cash solely with respect to the portion of the purchase price thereof attributed to the Rescindment Dividends, and the remaining portion of such purchase price (i.e., USD 31,000,000) shall be paid in the form of the surrender by Frontline to KTL of 3,100,000 shares of KTL, credited at the rate Of USD 10.00 per share.
14.3	KTL shall, in the event KTL, prior to exercising its Rescindment Right in respect of a Company, has received compensation from Frontline for any loss associated with the Company to which the Rescindment Right pertains pursuant to Clause 8, repay such amount with interest at 4% p.a. to Frontline.
Further, if KTL exercises its Rescindment Right, no further claims, whether pursuant to Clause 8 or otherwise, can be made by KTL in respect of the Shares to which such rescindment is completed.
14.4	Notwithstanding the foregoing, if Frontline defaults on any of its obligations set forth in Clause 14.2, KTL may enforce any other rights or remedies that it may have pursuant to this Agreement or under applicable law.
15.	STANDSTILL
15.1	Without the prior written consent of KTL's board of directors, neither Frontline nor any of its affiliates shall for a period of one year from the date of this Agreement: (a) pursue a transaction involving or that results in the acquisition of a majority of the issued and outstanding shares of, a merger with, a recapitalisation of, or the acquisition of all or substantially all the assets of, KTL or a similar or related transaction with KTL or any subsidiary thereof; (b) act, alone or in concert with others, to seek to control or influence the management, board of directors, shareholders, or policies of KTL; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving KTL or any of its securities or assets; (d) form, join or in any way participate In a "group" as defined in Section 13 (d) (3) of the US Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) advise, assist or encourage any other person in connection with the foregoing.

16.	MISCELLANEOUS
16.1	All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by facsimile, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by facsimile, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:
if to KTL, to: if to Frontline, to:
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attn: Georgina Sousa
with copies to:
Ola Lorentzon
 Floragatan 20
SE-11431 Stockholm
Sweden

and

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention: Gary Wolfe, Esq.
 Facsimile: 212-480-8421
Frontline 2012 Limited
cio Frontline Management AS
P.O.Box 1327 — Vika
N-0112 Oslo
Norway
Attention: Inger M. Klemp
Facsimile: +47 23 11 40 40

or to such other address as such person may have furnished to the other persons identified in this Clause 16.1 in writing In accordance herewith.
16.2	Frontline hereby irrevocably waives, effective on the Closing Date, all claims or causes of action that it has or may have against the Companies, whether such claims or causes of action accrue prior to or after the Closing.
16.3	The representations, obligations, undertakings and covenants of each of the Parties under this Agreement shall survive the Closing indefinitely.
16.4	The representations, warranties, obligations, undertakings and covenants of Frontline in this Agreement, and KTL's right to make a claim for damages or other remedies with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of KTL or its representatives, or by reason of the fact that KTL or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, or by reason of KTL's waiver of any condition based on the accuracy of any such representation or warranty or compliance with any such obligation, undertaking or covenant.

16.5	Section 20 of the Sale of Goods Act of 13 May 1988 no. 27 (Norwegian: "Kjopsloven") shall not apply to this Agreement.
16.6	Except as otherwise required by applicable law or by the rules of any stock exchange, neither Party will issue a press release or otherwise make any public statement with respect to this Agreement, the Bulk China MoA, the Bulk China Settlement Agreement, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party, which consent shall not be unreasonably withheld.
16.7	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.
16.8	No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall, unless otherwise stated herein, constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power of remedy shall, unless otherwise stated herein, preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. All rights and remedies existing under this Agreement are, unless otherwise stated herein, cumulative to, and not exclusive of, any rights or remedies otherwise available.
16.9	No waiver of, or variation or amendment to, this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.
16.10	Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
16.11	From and after the Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
16.12	Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term "including" means "including without limitation". All references to monetary amounts are to the currency of the United States.
16.13	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible In an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

16.14	This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.
17.	GOVERNING LAW AND DISPUTE RESOLUTION
17.1	This Agreement shall be governed by and construed in accordance with Norwegian law.
17.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of	For and on behalf of

FRONTLINE 2012 LTD.	KNIGHTSBRIDGE TANKERS LIMITED

/s/ Inger M. Klemp	/s/ Ola Lorentzon
Inger M. Kiemp as per special authority	Ola Lorentzon

SCHEDULE 1
THE COMPANIES/INSTALMENTS

Company Name	Shares in Issue	Paid in Share Capital	Intra-Group Loans	Additional Equity to be Contributed
PALILA INC.	500	Nil	USD 9,634,279	USD 7,525,634
PARULA INC.	500	Nil	USD 7,166,541	USD 9,833,134
PETREL INC.	500	Nil	USD 7,085,729	USD 9,833,134
PIPER INC.	500	Nil	USD 7,059,055	USD 9,833,134
FRONT SINGAPORE INC.	500	Nil	USD 10,670,621	USD 6,386,284

SCHEDULE 2
THE SHIPBUILDING CONTRACTS

Company	Hull No.	Assigned Name	Date of Shipbuilding Contract	Agreed Delivery Date	Contract Price	Paid Instalments	Remaining Instalments	Agreed Extra Costs	Remaining Capex
Palila Inc.	H1265	"FRONT SEATTLE"	17 December 2012	30 April 2014	USD 46,150,000	USD 9,230,000	USD 36,920,000	USD 605,634	USD 37,525,634
Parula Inc.	H1266	"FRONT SAPPORO"	17 December 2012	June 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Petrel Inc.	H1267	"FRONT SYDNEY"	17 December 2012	August 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Piper Inc.	H1268	"FRONT SALVADOR"	17 December 2012	September 2014	USD 46,150,000	USD 6,922,500	USD 39,227,500	USD 605,634	USD 39,833,134
Front Singapore Inc.	H1282	"FRONT SINGAPORE"	19 January 2013	April 2014	USD 46,150,000	USD 10,383,750	USD 35,766,250	USD 620,034	USD 36,386,284

SCHEDULE 3
EXTRA ITEMS

Extra Cost/Credit up of H1265/66/67/68 and H 1282 (until 13th March 2014)
No	Item		Status	H1265	H1282	H1266	H1267	H1268
1	Both FO hose handling/Suez davits (P&S sides) change the two 4T hose davits into two 0.95T davits		Owner confirmed on April. 23th,2013	-36 900,00	-36 900,00	-36 900,00	-36 900,00	-36 900,00
2	The total cost difference between buyer's preferred makers and builder's preferred makers		Owner confirmed on May. 22nd,2013	325 614,00	325 614,00	325 614,00	325 614,00	325 614,00
	Shinko	35 000	325 614,00
	Sperre	6 500
	Alfa-laval FWG	4 000
	Alfa-laval OWS	10 000
	APV	4 112
	Steering Gear Yoowon	5 500
	Main and Emergency switchboards, charging and discharging panel + distribution box with separate starters	18 600
	ER Monitoring & Alarm System	7 600
	JRC	20 200
	Paints (excluding shop primer) IP	214 102
3	Modification for Genset EGE – Multi inlet -Kangrim		Owner confirmed on May. 22nd,2013	34 000,00	34 000,00	34 000,00	34 000,00	34 000,00

4	The modification for CO2 system	Owner confirmed on August. 17th,2013	5 000,00	5 000,00	5 000,00	5 000,00	5 000,00
5	The modification for add puredry equipment	Owner confirmed on November. 5th,2013	232 150,00	232 150,00	232 150,00	232 150,00	232 150,00
6	The changing of Stern Tube seal material	Owner confirmed on November. 5th,2013	7 500,00	7 500,00	7 500,00	7 500,00	7 500,00
7	The modification of the switch between two GPS units	Owner confirmed on November. 6th,2013	2 500,00	2 500,00	2 500,00	2 500,00	2 500,00
8	Installation of shaft power meter	Owner confirmed on November. 18th,2013	35 770,00	35 770,00	35 770,00	35 770,00	35 770,00
9	The modification of VDR	January. 22nd 2014	x	x	x	x	14 400,00

	TOTAL		605 634,00	605 634,00	605 634,00	605 634,00	620 034,00

EXHIBIT A
COMMISSIONS WAIVER LETTER

Attached.

EXHIBIT B
REGISTRATION RIGHTS AGREEMENT

Attached.